UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Ellomay Capital Ltd. (the “Company”) hereby reports that on December 8, 2016, Edelcom Ltd. (“Edelcom”), which holds 18.75% of Dorad Energy Ltd. (“Dorad”), filed an opening motion with the Economic Department of the Tel Aviv-Yaffo District Court against Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd., the “Luzon Group”), U. Dori Energy Infrastructures Ltd. (”Dori Energy”) and Dorad (the “Opening Motion”). The Opening Motion was filed shortly after the publication in Israel of a prospectus by the Luzon Group for the issuance of debentures to the Israeli public, proposed to be secured, among other securities, by a pledge on Dori Energy’s shares that are held by the Luzon Group (representing a 50% ownership percentage in Dori Energy, with the Company, indirectly, holding the remaining 50%).

In the Opening Motion, Edelcom requests the court to declare that: (a) the creation of a lien on Dori Energy’s shares held by the Luzon Group triggers the right of first refusal mechanism included in the Dorad shareholders agreement, (b) that the Luzon Group and/or Dori Energy are obligated to act in accordance with such right of first refusal and enable the shareholders of Dorad to acquire all of Luzon Group’s holdings in Dori Energy or, indirectly, in Dorad, for a consideration of NIS 70 million less the value of other securities provided to the debenture holders or, alternatively, for an amount to be determined by an economic expert appointed by the court, and (c) to determine that Edelcom’s notice of exercise of its right of first refusal, obligates the Luzon Group and/or Dori Energy.

The Luzon Group reported to the public in Israel that its positon, and the position of its legal counsel, based on an initial review of the Opening Motion, is that there is no legal basis for the claims included in the Opening Motion and it rejects all claims included in the Opening Motion. Based on its initial review of the Opening Motion, the Company is also of the opinion that the Opening Motion is without legal basis.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this report regarding the Company's plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company's business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: December 13, 2016